TRANSPORT AMERICA



driving

to exceed expectations

2001 Annual Report

our mission

Transport America is committed to becoming the most successful provider of the highest quality transportation and logistic services in North America. Our success will be measured by our ability to make all of our customers successful. For those who trust us with their products, we will supply services that surpass their expectations and those of their customers. For those who perform the work, we will provide a work environment that exceeds their needs and those of their families. For those who invest their future in us, we will strive to maintain a superior level of financial performance and strength.

financial highlights

Years ended December 31,	2001	2000	1999
In thousands, except for share, per share amounts, and operating data			
Operating revenues	274,589	290,611	285,585
Operating income	6,963	16,496	21,071
Net earnings (loss)	(352)	4,673	8,276
Earnings (loss) per share - basic	(0.05)	0.56	1.02
Earnings (loss) per share - diluted	(0.05)	0.46	0.97
Shares outstanding, at end of period	7,203,815	7,177,955	8,314,490
Book value per share	11.17	11.24	9.04
Operating ratio	97.5%	94.3%	92.6%
Total assets	231,396	256,656	272,141
Long-term obligations	74,096	95,885	126,374
Stockholders' equity	80,447	80,688	75,129
Debt-to-equity ratio	1.1	1.5	1.9
Tractors at end of period, company-owned	1,266	1,261	1,236
Tractors at end of period, independent contractors	724	743	811
Trailers at end of period	5,890	6,010	6,119

operating revenues
(in millions)


'96
$165
'97
$186
'98
$246
'99
$286
'00
$291
'01
$275

net earnings (loss) per share
(diluted)


'96
$.94
'97
$1.15
'98
$1.42
'99
$.97
'00
$.46
'01
$(0.05)

stockholders' equity
(in millions)


'96
$43
'97
$51
'98
$62
'99
$75
'00
$81
'01
$80



"People make the difference in any organization, and it's our job to make sure employees are trained and motivated to exceed the standards of their positions." *Michael Paxton, President and Chief Executive Officer*

to our shareholders

Challenge and change can be vehicles of opportunity. At Transport America, the challenges of 2001 have been the catalyst for some dynamic new initiatives that we are confident will position the Company to excel in the future. This is an exciting time of transition and momentum for Transport America as we embark on a journey to exceed expectations, those of our customers, our employees and our shareholders.

The year 2001 was one of the most difficult ever faced by the truckload industry. In addition to the weakened national economy and the economic aftershocks of the September 11 tragedy, our industry was further challenged by volatile fuel prices, rapidly rising insurance costs and heightened competitive pressure resulting from increased consolidation. While Transport America was able to weather this economic environment better than many small and mid-size carriers, it has lagged behind the industry leaders in revenue growth and financial performance. We are firmly committed to changing this and have begun the actions necessary.

Transport America reported fiscal year 2001 revenue of $274.6 million compared to $290.6 million in 2000, a decline of 5.5 percent. Net income for the year, prior to unusual charges, was $142,000, or $0.02 per diluted share, compared with net income of $4.7 million, or $0.46 per diluted share, in 2000. Including unusual charges, the Company reported a net loss of $352,000, or $0.05 per diluted share. Overall operating ratio was 97.5 percent. Average weekly revenue per tractor for 2001 totaled $2,568, compared to $2,633 for the previous year.

Fixed costs, prior to unusual charges, decreased by $3.6 million during 2001. Transport America reduced spending in several areas, including general and administrative wages, office services, meetings, driver hiring and training costs and consulting. Our total nondriver headcount is down 11 percent from year-end 2000 levels, while the average revenue per nondriver employee increased to $555,400, up from $549,100 in 2000. Offsetting these spending reductions was a $700,000 increase in rents, taxes and utilities, and an $800,000 increase in depreciation costs, primarily related to the implementation of Transcom, our new Oracle®-based transportation management platform. This platform, which went online early in 2001, has already streamlined many phases of our operation and is expected to reduce administrative costs long-term by increasing productivity.

During 2001, Transport America continued its commitment to using cash flow to reduce debt and strengthen the Company's position in the future. During 2001, we made substantial progress toward this long-term goal, reducing our total outstanding debt by $26.2 million to $92.4 million. This represents the seventh straight quarter of debt reduction, a total decrease of $53.6 million since March 2000.

Other accomplishments during the year include the successful implementation of several state-of-the-art data-management systems and tools that have streamlined operations and significantly reduced administrative costs. These include $urepay, our new driver and contractor settlement system that has enhanced driver satisfaction and retention; and AutoTracks, our new software application that allows us to deliver automatic, real-time arrival and departure notification to our customers. In addition, Transport America continued its long-standing track record of safety and on-time performance, winning kudos and awards from several customers and industry organizations.

Our strategic priorities for 2002 and beyond are threefold. The No. 1 priority is consistent profitable growth. To achieve that, we need to build strategic partnerships with our existing customers and leverage our combined information assets, increasing two-way communication so that we're better prepared to anticipate their needs and plan accordingly.

Our second priority is to achieve operational excellence. A primary goal is to aggressively reduce our operating ratio, which is not competitive with the leaders in our industry. Paring our operating ratio will prepare us to operate profitably during both good and bad economic conditions. During fiscal year 2002, we plan to evaluate every function of the organization and identify ways to increase cost-effectiveness and productivity. This process will be structured so that we can fully utilize the knowledge and expertise that we have in our work force. As a first step, we recently assembled 25 employees from all levels of the Company to brainstorm ways to improve our order cycle. Many creative ideas surfaced during this process, and we intend to organize similar sessions throughout the year and to establish a steering committee to focus on continuous improvement. Our goal is to bring our operating ratio in line with the top quartile of peer-group public companies in our industry, and we are committed to doing what it takes to accomplish that.

Our third strategic priority is to achieve organizational excellence. People make the difference in any organization, and it's our job make sure employees are trained and motivated to exceed the standards of their position. I want to nurture a sense of ownership in all employees and invite them to continuously challenge themselves and the system to excel at their jobs. To promote this, we will set standards for performance to ensure that outstanding effort is recognized and rewarded.

Finally, we wish to thank Robert J. Meyers, who served as our president from 1997 to 2001 and chief executive officer from 1999 to 2001, for his outstanding leadership, dedication and loyalty. Bob has been a terrific asset to Transport America. His commitment to quality and financial discipline, along with his forward-thinking approach to information technology, have given us a solid foundation on which to build for the future.

Michael J. Paxton
President and Chief Executive Officer

driving to exceed expectations



The daily effort to meet – and exceed – customers' expectations is a challenge shared by every employee at Transport America, at all levels of the Company and throughout all departments. To provide a broad view of the Company's challenges, accomplishments and goals for the future, we asked a cross-section of employees to reflect on the following questions:

LEADERSHIP

What influenced your decision to assume the top leadership role at Transport America?
I believe our company has incredible growth potential. Its strengths include an excellent reputation, a great depth of talented and experienced employees and owner/operators and an outstanding portfolio of blue-chip customers.

– *Michael Paxton*
President and Chief Executive Officer

What strengths do you bring to Transport America?
I have a successful track record of working through issues and successfully growing the businesses I've managed. As the former CEO of a packaged goods company with significant transportation requirements, I really do understand our customers' needs. Our industry is being forced to be more sophisticated from a systems and organizational standpoint, and I bring fresh thinking, along with solid knowledge of how our customers operate. That combination can provide long-term solutions and a platform for consistent growth.

– *Michael Paxton*



"This company has been built on superb service. It's what sets us apart from our competitors." *Walter Cross, Driver*

What is your operating philosophy?
My operating philosophy hinges on four key elements: **1. The Customer Is Always Right.** Our goal is to consistently exceed customer expectations so that our customers increasingly rely on us as a trusted strategic partner. **2. People Make the Difference.** The success of any company is made up of its individual components. One of our strengths is our wealth of committed, long-term employees and owner/operators. We are dedicated to recognizing and utilizing their knowledge and expertise as we go forward, seeking innovative ways to improve what we do and how we do it. **3. Teamwork.** Exceptional companies find ways to capture the combined energy and knowledge in an organization to maximize productivity and customer satisfaction. We will foster exceptional teamwork by raising the bar for team performance, while giving teams greater authority and accountability. **4. Have Some Fun.** Employees are able to make the greatest contributions to an organization when they feel challenged, engaged and confident that their work is adding value. To that end, we are committed to creating a motivating, satisfying work environment for our employees, and ensuring that organizational processes don't get in the way of their efforts to contribute.

– *Michael Paxton*

CUSTOMERS

What's your philosophy of customer service? How do you strive to exceed your customers' expectations?
Customer service means meeting or exceeding expectations. But different customers have different needs. For instance, one customer might be price-sensitive, another might be most sensitive about on-time service. The bottom line for meeting or exceeding expectations is knowing what's important to that customer and finding a way to deliver it. It's also coming up with creative ways to solve their problems – bringing ideas that help them, not just doing what you're asked.

– *Laura Diaz*
Customer Service, Operations

For a driver, customer service means being polite and helpful. Some drivers get into trouble because they have an attitude: "I'm Mr. Big Rig, I'm here. Unload me." I ask customers where they want me and how they want me to help.

– *Wayne Carlson*
Driver

As a fleet manager, the driver is my customer, and my job is to do whatever it takes to give him what he needs to do his job. A dispatcher should not go home until everything's locked down tight. If there's a problem, it means staying until it's resolved, always making sure that the load is recovered, the driver is safe and the truck is secure.

– *Marc Slettedahl*
Fleet Manager/Dispatcher, Operations

I've trained other drivers for 13 years. Customer satisfaction is the end product of everything I teach and everything I do. Transport America sends me the check, but it's really the customer who's paying me. I tell drivers that success is dependent on the 4 Ds: Determination, Desire, Dedication and Discipline. That means on-time performance, proper communication, carrying out orders to the best of your ability, following company procedures and completing paperwork on time. This company has been built on superb service. It's what sets us apart from our competitors.

– *Walter Cross*
Driver

To deliver excellent customer service, our information regarding the customer profile, pickup number, directions, etc., needs to be 100 percent accurate. When all information is correct, the driver can provide better service. I check and double-check, and study my customers to learn their patterns.

– *Sara Gundry*
Fleet Manager/Customer Manager, Harrisburg, Pennsylvania, Service Center



S T R E N G T H S

What are Transport America's greatest strengths?

This company's greatest strength is its people. We call ourselves "the quality carrier," and quality is part of our corporate culture. But we know that quality service comes from quality people – the people who drive our trucks and who work in our offices and shops. Every person is important in this organization, because everyone's job hinges on someone else's. In hiring, we look for personal qualities as well as professional qualities. At every level, we seek leadership, a good work ethic, dependability, and an eagerness to succeed, learn and grow. We promote frequently from within, and people can see there is opportunity here; it's one reason our turnover rate is among the lowest in the industry. That benefits our customers. Experienced, long-term drivers and other employees, who know what customers are expecting, are better able to exceed those expectations.

– *Karen Vesovich*
Director of Human Resources

The way we treat people is our strength. Transport America has one of the lowest driver turnover rates in the industry. If people are staying, we're obviously doing something right. There are two types of drivers: professional drivers who take pride in what they do and in having the best equipment in the industry, and drivers who view it as just a job. We have the gems here, and we want to hold onto them by focusing on the things that matter to them, such as prompt payment, an excellent safety record and an information/help center, with a full-time designated person to address driver questions. As a result, we have a good reputation, among both drivers and customers. For example, we recently picked up the first bobsled ever used in Olympic competition and delivered it to "The Tonight Show with Jay Leno." The customer asked for us specifically and relied on us to get it there safely. That says a lot about our company.

– *Steve Sichterman*
Director of Recruiting

What do you like best about working at Transport America?

The people. They're easy to work with, willing to help and make a team effort to put all the pieces of the puzzle together. (President/CEO) Mike Paxton is very hands-on, and that's been good for morale. He visits and asks how things are going. We're heard; we're noticed ... I've been in transportation my entire life. This company impressed me the most.

– *Jeff Arens*
Load Planner, Operations

C H A L L E N G E S

What challenges is the Company or your department currently facing? What are you doing to help meet those challenges?

The biggest challenge for Transport America is to grow and compete while effectively managing risk. To grow, we need a broad base of drivers, but to ensure effective risk management, we have to hire the right drivers, and provide them with excellent training. Our industry has seen a tremendous increase in insurance premiums. To counter that, we have to be extremely vigilant regarding accidents and thefts. We provide ongoing training for all drivers, as well as targeted training to address individual drivers' needs. Through our training efforts, we've been able to reduce accident frequency over the past several years. In 1995, the Company had 12.5 accidents per million miles. By 2001, we had reduced this rate to 7.5 accidents per million miles, one of the best rates in the industry. These results were achieved with the efforts of people throughout the organization.

– *Tammy Warn*
Claims Attorney, Risk Management



"This company's greatest strength is its people. We call ourselves the 'quality carrier,' and quality is part of our corporate culture."

Karen Vesovich, Director of Human Resources



QUALITY

How does your department define quality? What steps have you taken recently to improve?

The word quality, as defined by the Customer Information Group, is data integrity. If our customer data is incorrect, we can't succeed at meeting and exceeding their expectations. At least once each year, we review data on our top 50 customers to make sure our information is as up-to-date as possible. During 2001, we instituted process and procedures for 95 percent of what we do. The process clearly states who is responsible for what, which ensures that things don't fall through the cracks.

– *Gerry Greenbush*
Director, Customer Information/ Marketing Analysis

For Transport America's billing department, the goal is to serve our customers by providing accurate and timely invoicing. We consistently seek ways to shorten the billing cycle. The most recent change implemented to improve timeliness of invoicing was to contract with TripPak services in December 2001. Our drivers now can turn in their trip envelopes and documents at TripPak EXPRESS drop boxes throughout the country, which helped shorten our load-completion-to-invoiced lag days from 9.7 in November 2001 to 6.8 at present.

– *Cheryl Pink*
Billing Manager





“We can provide real-time data to customers seeking information about the status of their shipment.”

Al Hassen, Director, Information Technology

Information Systems is an unknown department in many companies. One of the first challenges is to get our people to communicate, to operate as a team and truly understand our business. We encourage people to get up from their desks and walk over to the person they're assisting, rather than relying completely on phone and e-mail, so they can learn who the people are and what they do. As electronic data interchange coordinator, my long-term goal is to get all customers sending orders and payments electronically, which is more efficient for us and for them.

– *Bonnie Audie*
EDI Coordinator, Information Systems

TECHNOLOGY

What technology and operational improvements were implemented during 2001, and what was their impact?

Transcom, our new state-of-the-art dispatching system, came online at the beginning of the year. Its Oracle®-based open platform is customizable and allows us to grow. There are more databases available, and the data is easier to retrieve. Because it's live 24/7, integrated with other platforms, and capable of running different applications simultaneously, there's no down time; we can be more productive. The system has made it possible to install other applications, such as $urepay, our new driver/contractor settlement system, which has reduced costs in settlement by 55 percent. Transcom also allowed us to enhance our Web-site tracking system, so that we can provide real-time data to customers seeking information about the status of their shipment.

– *Al Hassen*
Director, Information Technology

Our drivers now receive a statement showing what they'll be paid right in their trucks, within seconds of completing their route. If there's an issue, it can be resolved right away, while the details are fresh in everyone's mind. This has cut way down on calls disputing settlements, which frees me up to work on other issues that directly affect customer satisfaction. And by eliminating problems, it's also increased driver satisfaction and retention.

– *Marc Slettedahl,*
Fleet Manager/Dispatcher, Operations

Our new AutoTracks software has automated the process of managing driver location. Our previous system was dependent on drivers inputting the data; now the truck's location is tracked automatically. We can see what's going right and what's going wrong – when a truck arrived or how far away the truck is from its destination. The system sends us alerts, so we can deal with problems right away, which has improved our ability to manage and has resulted in huge time savings. With this system, we are steps ahead of other transportation companies.

– *Jill Buhl*
Customer Manager/Team Leader, Operations

Overview

The primary business strategy of Transport America is to provide truckload carriage and logistics services throughout the United States and parts of Canada as an integral part of the supply chain system of its major customers. Operations are conducted primarily from the Company's Eagan, Minnesota, corporate offices, with maintenance and driver services at its 11 terminal facilities located throughout the United States.

The Company's growth has historically been a result of additional revenues from a well-established base of core customers who require high-quality, customized transportation services augmented by sophisticated electronic transaction processing. The acquisitions of two private truckload carriers, North Star Transport, Inc. ("North Star") in 1998, and Robert Hansen Trucking, Inc. ("RHT") in 1999, contributed to the revenue increases. These acquisitions allowed the Company to expand its business with several significant new customers and to expand its relationship with an existing significant customer. In 1999, the Company formed TA Logistics to provide transportation procurement and management services.

Although revenues declined in 2001, the Company increased its revenues during the five-year period ended December 31, 2001, at a compounded annual growth rate of 10.8%. The Company's largest customer, Sears, Roebuck & Co., which accounted for approximately 12% of the Company's operating revenues in 2001, has informed the Company that it does not intend to renew contracts expiring in 2002 and 2003. The Company estimates that the effect in 2002 will be a loss of revenues approximating $16 million. The Company expects that it will replace this revenue through its marketing efforts with existing and prospective customers.

Results of Operations

The following table sets forth certain operating and other expense items as a percentage of operating revenues for the periods indicated:

	Years ended December 31,		
(amounts in percents)	2001	2000	1999
Operating revenues	100.0	100.0	100.0
Operating expenses			
Salaries, wages and benefits	30.0	28.8	28.0
Fuel, maintenance and other expenses	14.8	14.7	11.6
Purchased transportation	31.6	31.5	33.7
Revenue equipment leases	0.0	0.1	0.9
Depreciation and amortization	11.0	10.1	9.0
Insurance, claims and damage	3.7	2.8	2.5
Taxes and licenses	1.9	1.7	1.8
Communications	1.0	1.1	1.2
Other general and administrative expenses	3.4	3.7	4.2
(Gain) loss on sale of property and equipment	0.1	(0.2)	(0.3)
Total operating expenses	97.5	94.3	92.6
Operating income	2.5	5.7	7.4
Interest expense, net	2.6	3.1	2.6
Earnings (loss) before income taxes	(0.1)	2.6	4.8
Provision for income taxes	0.0	1.0	1.9
Net earnings (loss)	(0.1)	1.6	2.9

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

Operating revenues were $274.6 million for the year ended December 31, 2001, compared to $290.6 million for the year ended December 31, 2000. The 5.5% decline of revenues in 2001 reflects weak economic conditions that have led to reduced shipments among the Company's largest customers and lower fuel-surcharge revenues as a result of moderating fuel prices, partially offset by revenue increases from several significant new customer relationships. Revenues per mile, excluding fuel surcharges, were $1.27 per mile for both 2001 and 2000. Equipment utilization, as measured by average revenues per tractor per week, excluding fuel surcharges, was $2,568 for 2001, compared to $2,633 for 2000. The decline in 2001 reflects lower freight volume, a higher percentage of empty miles driven, and a greater proportion of unseated tractors in 2001, when compared to 2000.

During 2001, Company-owned tractors averaged 63.2% of all available tractors, compared to 62.4% in 2000, with the remaining portion of the tractor fleet provided by independent contractors. As a result, a greater proportion of miles was driven by Company drivers in 2001 than in the prior year. Accordingly, certain expenses, as a percentage of revenues, shifted among several expense categories in 2001, when compared to 2000. At December 31, 2001 and 2000, respectively, the Company's fleet included 1,266 and 1,261 Company-owned tractors, and 724 and 743 tractors owned by independent contractors.

Salaries, wages and benefits expenses, as a percentage of operating revenues, were 30.0% for 2001, compared to 28.8% for 2000. The increase reflects the greater proportion of miles driven by Company drivers, an increase in the driver compensation package that was placed into effect in the first quarter of 2001 and higher benefits expenses, partially offset by a reduction in nondriver payroll expense in 2001. Reflecting a reduction of personnel in 2001, efficiency, as measured by average revenues per nondriver employee, was $555,400 for 2001, compared to $549,100 for 2000.

Fuel, maintenance and other expenses, as a percentage of operating revenues, were 14.8% for 2001, compared to 14.7% for 2000. The increase reflects the greater proportion of miles driven by Company drivers in 2001 as well as higher fuel costs in the first half of 2001, partially offset by moderating fuel costs in the last half of 2001.

Purchased transportation, as a percentage of operating revenues, was 31.6% for 2001, compared to 31.5% for 2000. The percentage increase reflects the effect of an independent contractor rate increase implemented in the third quarter of 2000, partially offset by the lower proportion of miles driven by independent contractors in 2001 and a lower pass-through of fuel-surcharge revenues to independent contractors as a reflection of moderating fuel costs, particularly in the last half of 2001.

Depreciation and amortization, as a percentage of operating revenues, were 11.0% for 2001, compared to 10.1% for 2000. The percentage increase is primarily a result of the greater proportion of Company-owned revenue equipment in 2001, leasehold improvements and computer software that were placed in service during 2001, and the effect of lower revenues in 2001.

Insurance, claims and damage expenses, as a percentage of operating revenues, were 3.7% for 2001, compared to 2.8% for 2000. The increase is primarily a result of higher liability insurance premium expense and higher accident claim experience in 2001.

Taxes and licenses, as a percentage of operating revenues, were 1.9% for 2001, compared to 1.7% for 2000. The percentage increase primarily reflects an increased proportion of license expenses paid by the Company on behalf of its independent contractors and the effect of lower revenues in 2001.

Communications expenses, as a percentage of operating revenues, were 1.0% for 2001, compared to 1.1% for 2000. The percentage decrease primarily reflects the effect of favorable rates for communication services in 2001.

Other general and administrative expenses, as a percentage of operating revenues were 3.4% for 2001, compared to 3.7% for 2000. The decrease is primarily a result of expense reduction initiatives throughout 2001. In addition, the Company incurred unusual expenses of $610,000 associated with management changes in the fourth quarter of 2001, and $417,000 associated with a terminated merger in early 2000.

Loss on the disposition of property and equipment was $318,000 in 2001, compared to a gain of $712,000 in 2000. Results include a loss in 2001 of approximately $166,000 and a gain in 2000 of approximately $593,000 related to the disposition of real estate properties.

Net interest expense, as a percentage of operating revenues, was 2.6% for 2001, compared to 3.1% for 2000. The decrease primarily reflects lower average outstanding debt balances and lower interest rates during 2001.

The effective tax benefit rate for 2001 was 13.9%, compared to an effective tax expense rate of 39.0% for 2000. The tax benefit rate in 2001 is primarily a result of the effect of nondeductible items for tax purposes in relation to lower pretax losses compared to the level of pretax profit in 2000.

As a result of the items discussed above, the Company's operating ratio (operating expenses as a percentage of operating revenues) was 97.5% for 2001, compared to 94.3% for 2000. Net loss, including unusual expenses, was $352,000, or (0.1)% of operating revenues, for the year ended December 31, 2001, compared to earnings of $4.7 million, or 1.6% of operating revenues, for the year ended December 31, 2000.

Year Ended December 31, 2000, Compared to Year Ended December 31, 1999

Operating revenues increased 1.8% to $290.6 million for the year ended December 31, 2000, from $285.6 million for the year ended December 31, 1999. Revenue increases in 2000 were primarily the result of fuel surcharges, partially offset by soft demand among the Company's customers as well as unfavorable operating conditions due to weather, particularly in the last quarter of 2000. Revenues per mile, excluding fuel surcharges, were $1.27 per mile for both 2000 and 1999. Equipment utilization, as measured by average revenues per tractor per week, excluding fuel surcharges, was $2,633 for 2000, compared to $2,678 for 1999. The decrease in 2000 primarily reflects lower equipment utilization.

During 2000, Company-owned tractors averaged 62.4% of all available tractors, compared to 57.9% in 1999, with the remaining portion of the tractor fleet provided by independent contractors. The Company believes that increased operating costs, including fuel and insurance premiums, reduced the number of independent contractors in the truckload industry and limited the Company's ability to increase its independent contractor fleet. As a result, a greater proportion of miles was driven by Company drivers in 2000 than in the prior year. Accordingly, several expense categories increased as a percentage of revenue in 2000, when compared to 1999. At December 31, 2000 and 1999, respectively, the Company's fleet included 1,261 and 1,236 Company-owned tractors, and 743 and 811 tractors owned by independent contractors.

Salaries, wages and benefits expenses, as a percentage of operating revenues, were 28.9% for 2000, compared to 28.0% for 1999. The increase reflects the higher proportion of Company drivers and higher employee medical claim costs in 2000. Efficiency, as measured by average annualized revenues per nondriver employee, was $549,100 for 2000, compared to $561,800 for 1999.

Fuel, maintenance and other expenses, as a percentage of operating revenues, were 14.7% for 2000, compared to 11.6% for 1999. Significantly higher fuel costs in 2000 and the higher proportion of miles driven by Company drivers were the primary factors of the increase in 2000. The

Company estimates that the higher fuel costs in 2000, partially offset by fuel-surcharge revenues, reduced pretax income by approximately $1.1 million, when compared to 1999. Most of the increase in 2000 costs occurred in the first half of the year because fuel surcharge recoveries trail the actual increase in fuel costs, depending on specific provisions of the Company's contracts with its customers.

Purchased transportation, as a percentage of operating revenues, declined to 31.5% in 2000 from 33.7% in 1999. The decrease reflects the lower proportion of miles driven by independent contractors in 2000, partially offset by an increased pass-through of fuel-surcharge revenues to independent contractors.

Revenue equipment lease expenses, as a percentage of operating revenues, decreased to 0.1% for 2000 from 0.9% for 1999 as a result of a reduction in the use of operating leases.

Depreciation and amortization, as a percentage of operating revenues, was 10.1% for 2000, compared to 9.0% for 1999. The increase is primarily a result of the greater proportion of Company-owned revenue equipment in 2000 as well as leasehold improvements and computer software that were placed in service during 2000.

Insurance, claims and damage expenses, as a percentage of operating revenues, were 2.8% for 2000, compared to 2.5% for 1999. The increase is primarily a result of unfavorable accident claim experience in 2000, when compared to 1999.

Taxes and licenses, as a percentage of operating revenues, were 1.7% for 2000, compared to 1.8% for 1999. The percentage decrease primarily reflects the effect of higher revenues in 2000.

Communications expenses, as a percentage of operating revenues, were 1.1% for 2000, compared to 1.2% for 1999. The percentage decrease primarily reflects the effect of favorable rates negotiated in the last half of 2000 for communication services.

Other general and administrative expenses, as a percentage of operating revenues were 3.7% for 2000, compared to 4.2% for 1999. The decrease reflects the effect of a $2.7 million special bad debt provision in 1999, partially offset by additional expenses in 2000, including unusual expenses associated with a terminated merger in early 2000, higher driver hiring and training expenses, and additional rental expenses associated with the new corporate office that was occupied mid-year.

Gain on the sale of property and equipment was $712,000 in 2000, including a $593,000 gain on the sale of real estate properties, compared to a gain of $794,000 in 1999.

Net interest expense, as a percentage of operating revenues, was 3.1% for 2000, compared to 2.6% for 1999, primarily a result of higher average outstanding debt and higher interest rates during 2000, when compared to 1999.

The provision for income taxes, as a percentage of operating revenues, was 1.0% for 2000 and 1.9% for 1999. The effective tax rate for both 2000 and 1999 was 39.0%.

As a result of the items discussed above, the Company's operating ratio (operating expenses as a percentage of operating revenues) was 94.3% for 2000, compared to 92.6% for 1999. Net earnings were $4.7 million, or 1.6% of operating revenues, for the year ended December 31, 2000, compared to $8.3 million, or 2.9% of operating revenues, for the year ended December 31, 1999.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make decisions based upon estimates, assumptions and factors it considers as relevant to the circumstances. Such decisions include the selection of applicable accounting principles and the use of judgment in their application, the results of which impact reported amounts and disclosures. Changes in future economic conditions or other business circumstances may affect the outcomes of management's estimates and assumptions. Accordingly, actual results could differ from those anticipated. A summary of the significant accounting policies followed in preparation of the financial statements is contained in Note 1 of the financial statements attached hereto. Other footnotes describe various elements of the financial statements and the assumptions on which specific amounts were determined.

The Company's critical accounting policies include the following:

Revenue Recognition Operating revenues are recognized when the freight to be transported has been loaded. The Company operates primarily in the short-to-medium length of haul category of the trucking industry. Therefore, the Company's typical customer delivery is completed one day after pickup. Accordingly, this method of revenue recognition is not materially different from recognizing revenue based on completion of delivery. Amounts payable to independent contractors for purchased transportation, to Company drivers for wages and any other direct expenses are accrued when the related revenue is recognized.

Revenue Equipment, Property and Other Equipment Revenue equipment, property and other equipment are recorded at cost. Depreciation, including amortization of capitalized leases, is computed using the straight-line basis over the estimated useful lives of the assets or the lease periods, whichever is shorter. As part of a purchase program with a tractor manufacturer, the Company has obtained residual value guarantees for a significant portion of its tractors.

Estimated Liability for Insurance Claims The Company maintains automobile, general, cargo and workers' compensation claim liability insurance coverages under both deductible and retrospective rating policies. In the month claims are reported, the Company estimates and establishes a liability for its share of ultimate settlements using all available information, coupled with the Company's history of such claims. Claim estimates are adjusted as additional information becomes available. The recorded expense depends upon actual loss experience and changes in estimates of settlement amounts for open claims that have not been fully resolved. However, final settlement of these claims could differ materially from the amounts the Company has accrued at year-end. The Company accrues for health insurance claims reported, as well as for claims incurred but not reported, based upon the Company's past experience.

Impairment of Long-Lived Assets Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill Goodwill of $24.4 million at December 31, 2001, representing the excess of purchase price over fair value of net assets acquired, is being amortized on a straight-line basis over the expected periods to be benefited, 25 years. Amortization expense charged to operations for 2001, 2000 and 1999 was $1,096,000, $1,090,000 and $1,035,000, respectively. The Company assesses the recoverability of the intangible assets in accordance with its Impairment of Long-lived Assets policy.

Liquidity and Capital Resources

Net cash provided by operating activities was $37.3 million, $34.0 million and $35.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. During 2001, the net change of operating assets and liabilities provided $6.4 million.

Investing activities consumed $7.4 million in 2001, including $5.4 million for the purchase of new revenue equipment, net of proceeds from the disposition of used revenue equipment and $1.6 million for software development and purchases of other equipment.

Net cash consumed by financing activities in 2001 was $28.9 million, including $41.2 net repayments to the Company's credit facility, $20.8 million for repayments of long-term debt, and $35.9 million from proceeds from the issuance of new long-term debt associated with new revenue equipment and the refinancing of certain used revenue equipment previously financed under the credit facility. At December 31, 2001, the Company had outstanding commitments of approximately $6.7 million for the purchase or lease of revenue equipment, which will be partially offset by anticipated proceeds from used equipment dispositions and trade-in amounts.

Working capital was negative $5.3 million at December 31, 2001, compared to negative $8.5 million at December 31, 2000. The Company relies primarily on its operating cash flows and available borrowings under its credit facility to satisfy its short-term capital and debt-service requirements. At December 31, 2001, the Company had additional amounts available under its credit facility of $18.9 million.

The Company has a credit agreement for a secured credit facility with maximum combined borrowings and letters of credit of $40 million. The credit agreement, as renegotiated in 2001, expires in October 2004. Amounts actually available under the credit facility are limited by the Company's accounts receivable and unencumbered revenue equipment. The credit facility is used to meet working capital needs, purchase revenue equipment and other assets, and to satisfy letter-of-credit requirements associated with the Company's self-insured retention arrangements. At December 31, 2001, there were outstanding borrowings and letters of credit of $19.0 million and $2.1 million, respectively. The credit agreement contains certain financial covenants, which include maintenance of a minimum net worth, maintenance of a consolidated funded indebtedness to consolidated earnings before interest, taxes, depreciation, amortization and lease rental expenses, and maintenance of a minimum cash flow coverage ratio. The Company was in compliance with these covenants at December 31, 2001. The Company expects to continue to fund its liquidity needs and anticipated capital expenditures with cash flows from operations, the credit facility and other borrowing arrangements related to revenue equipment purchases.

The Company has outstanding subordinated debt originating from the repurchase of its shares that carried certain repurchase rights and were issued in connection with the 1998 acquisition of North Star Transport. The subordinated debt agreement, as renegotiated in 2001, provides for repayment through a combination of fixed quarterly payments and variable quarterly payments based on actual pretax earnings through the maturity date of December 2005. At December 31, 2001, there was $9.5 million of subordinated debt outstanding.

Contractual Obligations and Commercial Commitments

The following tables set forth the Company's contractual obligations and other commercial commitments as of December 31, 2001:

Principal Payments Due by Year *(in thousands)*

Contractual obligations	Total	Less than one year	1-3 years	4-5 years	Year 6 and after
Long-term debt	$ 65,188	$ 14,111	$ 36,074	$ 15,003	$ 0
Capital lease obligations	27,263	4,244	10,190	12,829	0
Operating leases	2,063	884	1,179	0	0
Total contractual cash obligations	$ 94,514	$ 19,239	$ 47,443	$ 27,832	$ 0

Amount of Commitment Expiration Per Period *(in thousands)*

Other commercial commitments	Total	Less than one year	1-3 years	4-5 years	Year 6 and after
Revenue equipment purchases	$ 6,300	$ 6,300	$ -	$ 0	$ 0
Guarantees	416	0	416	0	0
Total commercial commitments	$ 6,716	$ 6,300	$ 416	$ 0	$ 0

In 1999, the Company entered into a lease arrangement for its corporate office facility, which the Company occupied in 2000. This facility has been financed by a special purpose entity ("SPE") sponsored by a bank. The SPE is not consolidated in the Company's financial statements and the Company has accounted for this arrangement as an operating lease in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The lease provides for a five-year initial lease term with a one-year renewal option, subject to bank approval, and a $13 million purchase option at the end of the lease term. The Company has provided a residual value guarantee of up to $11.2 million, plus selling costs, if the Company does not exercise its purchase option and the property is sold for less than $13 million, the Asset Termination Value. If the Company determines that it is probable that the expected fair value of the property at the end of the lease term will be less than the Asset Termination Value, the Company will accrue the expected loss on a straight-line basis over the remaining lease term. Management does not believe it is probable that the fair market value of the property at the end of the lease term will be less than the Asset Termination Value.

New Accounting Pronouncements

In 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The Company will adopt SFAS No. 142 beginning January 1, 2002. The Company has not finalized its calculations, but currently expects that upon adoption, it will record an impairment charge of $24.4 million, the net book value of goodwill at December 31, 2001. During 2001, amortization expense charged to operations was $1.1 million.

In 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes a single accounting model for the impairment or disposal of long-lived assets. The Company plans to adopt the provisions of SFAS No. 144 in the first quarter of 2002, as required. Management has not yet determined what impact, if any, that the adoption of SFAS No. 144 will have on the Company's results of operations or financial condition.

Forward-looking Statements

Statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations, in the Company's Annual Report, elsewhere in this Report, in future filings by the Company with the SEC, in the Company's press releases and in oral statements made with the approval of an authorized executive officer, which are not historical or current facts, are forward-looking statements made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. The following important factors, among other things, in some cases have affected and in the future could affect the Company's actual results and could cause the Company's actual financial performance to differ materially from that expressed in any forward-looking statement: (1) the highly competitive conditions that currently exist in the Company's market and the Company's ability to compete, (2) the Company's ability to recruit, train and retain qualified drivers, (3) increases in fuel prices, and the Company's ability to recover these costs from its customers, (4) changes in governmental regulations applicable to the Company's operations, (5) adverse weather conditions, (6) accidents, (7) the market for used revenue equipment, (8) changes in interest rates, (9) cost of liability insurance coverage and (10) downturns in general economic conditions affecting the Company and its customers. The foregoing list should not be construed as exhaustive, and the Company disclaims any obligation subsequently to revise or update any previously made forward-looking statements. Unanticipated events are likely to occur.

Market Risk

The Company is exposed to certain market risks with its $40 million credit agreement, of which $19 million was outstanding at December 31, 2001. The agreement bears interest at a variable rate, which was 4.4% at December 31, 2001. Consequently, the Company is exposed to the risk of greater borrowing costs if interest rates increase. Although the Company does not employ derivatives, or similar instruments to hedge against increases in fuel prices, fuel-surcharge provisions enable the Company to reduce the effects of price increases.

Seasonality

As is typical in the truckload industry, the Company's operations fluctuate seasonally according to customer shipping patterns, which tend to peak in the summer and fall, then increase again after the holiday and winter seasons. Operating expenses also tend to be higher during the cold weather months, primarily due to lower fuel economy and increased maintenance costs.

Inflation

Many of the Company's operating expenses are sensitive to the effects of inflation, which could result in higher operating costs. With the exception of fuel price increases in 2000 and 2001, the effects of inflation on the Company's business have not been significant during the last three years. The Company has in place with the majority of its customers fuel-surcharge provisions that allow the Company to partially recover additional fuel costs when fuel prices exceed a certain reference price per gallon.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2001	December 31, 2000
Assets		
Current assets		
Cash and cash equivalents	$ 1,107	$ 234
Trade accounts receivable, net (note 1 and 3)	26,864	31,279
Other receivables	1,590	561
Operating supplies - inventory (note 1)	1,196	1,244
Deferred income tax benefit (note 1 and 8)	3,474	3,087
Prepaid expenses	1,801	1,974
Total current assets	36,032	38,379
Property and equipment		
Land, buildings and improvements	17,860	19,907
Revenue equipment (note 1, 3 and 10)	227,149	227,205
Other equipment	24,162	22,881
Total property and equipment	269,171	269,993
Less accumulated depreciation	(100,203)	(78,947)
Property and equipment, net	168,968	191,046
Other assets, net (note 2)	26,396	27,231
Total assets	$ 231,396	$ 256,656
Liabilities and Stockholders' Equity		
Current liabilities		
Current maturities of long-term debt (note 3)	$ 14,111	$ 18,670
Current maturities of capital lease obligations (note 10)	4,244	3,964
Accounts payable	5,873	5,221
Checks issued in excess of cash balances	1,118	4,099
Due to independent contractors	1,496	2,395
Accrued expenses (note 4)	14,495	12,527
Total current liabilities	41,337	46,876
Long-term debt, less current maturities (note 3)	51,077	68,591
Capital lease obligations, less current maturities (note 10)	23,019	27,294
Deferred income taxes (note 8)	35,516	33,207
Commitments and contingencies (note 6 and 10)		
Stockholders' equity (note 5 and 6)		
Common stock, $.01 par value; 15,000,000 shares authorized; 7,203,815 and 7,177,955 shares issued and outstanding as of December 31, 2001 and 2000, respectively	72	72
Additional paid-in capital	30,205	30,094
Retained earnings	50,170	50,522
Total stockholders' equity	80,447	80,688
Total liabilities and stockholders' equity	$ 231,396	$ 256,656

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	December 31, 2001	2000	1999
Operating revenues	$ 274,589	$ 290,611	$ 285,585
Operating expenses			
Salaries, wages and benefits	82,337	83,868	79,938
Fuel, maintenance and other expenses	40,657	40,775	31,742
Purchased transportation	86,791	93,674	97,695
Revenue equipment leases	86	232	2,543
Depreciation and amortization	30,039	29,237	25,715
Insurance, claims and damage	9,989	8,051	7,270
Taxes and licenses	5,222	4,989	5,249
Communications	2,718	3,336	3,307
Other general and administrative expenses	9,469	10,665	11,849
(Gain) loss on sale of property and equipment	318	(712)	(794)
Total operating expenses	267,626	274,115	264,514
Operating income	6,963	16,496	21,071
Interest expense	7,306	8,955	7,544
Interest income	(34)	(119)	(40)
Interest expense, net	7,272	8,836	7,504
Earnings (loss) before income taxes	(309)	7,660	13,567
Provision for income taxes (note 8)	43	2,987	5,291
Net earnings (loss)	$ (352)	$ 4,673	$ 8,276
Net earnings (loss) per share			
Basic	$ (0.05)	$ 0.56	$ 1.02
Diluted	$ (0.05)	$ 0.46	$ 0.97
Average common shares outstanding			
Basic	7,197	8,317	8,142
Diluted	7,197	10,069	8,570

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31, 2001	2000	1999
Operating activities			
Net earnings (loss)	$ (352)	$ 4,673	$ 8,276
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities			
Depreciation and amortization	30,039	29,237	25,715
Loss (gain) on sale of property and equipment	318	(712)	(794)
Deferred income taxes	1,922	2,930	3,368
Tax benefits related to employee stock transactions	0	0	89
Changes in operating assets and liabilities, net of effects of acquisitions			
Trade receivables	4,415	(1,146)	35
Other receivables	(1,029)	961	132
Operating supplies	48	235	(101)
Prepaid expenses and tires	173	(50)	630
Accounts payable	652	(692)	(2,411)
Due to independent contractors	(899)	(419)	744
Accrued expenses	1,968	(962)	(329)
Net cash provided by operating activities	37,255	34,055	35,354
Investing activities			
Purchases of revenue equipment	(13,469)	(8,057)	(65,766)
Purchases of property and other equipment	(1,613)	(8,340)	(8,165)
(Increase) decrease in other assets	(386)	(349)	131
Acquisition of business, net of cash acquired	0	0	(2,696)
Proceeds from sales of equipment	8,024	10,662	25,042
Net cash used in investing activities	(7,444)	(6,084)	(51,454)
Financing activities			
Proceeds from issuance of common stock, and exercise of options and warrants	111	126	1,131
Proceeds from sale-leaseback	0	23,463	0
Payments for Put option shares	0	(7,804)	0
Proceeds from issuance of long-term debt	35,918	0	165
Principal payments on long-term debt	(20,836)	(16,389)	(23,600)
Proceeds from issuance of notes payable to bank	94,600	125,720	147,696
Principal payments on notes payable to bank	(135,750)	(155,570)	(110,696)
Change in net checks issued in excess of cash balances	(2,981)	1,972	1,701
Net cash (used) provided by financing activities	(28,938)	(28,482)	16,397
Net increase (decrease) in cash	873	(511)	297
Cash and cash equivalents, beginning of year	234	745	448
Cash and cash equivalents, end of year	$ 1,107	$ 234	$ 745
Supplemental disclosure of cash-flow information			
Cash paid (received) during the year for			
Interest	$ 6,977	$ 8,752	$ 7,598
Income taxes, net	(656)	517	695
Supplemental Schedule of noncash investing and financing activities			
Capital lease obligations incurred for revenue equipment	$ 0	$ 8,638	$ 0
Subordinated notes payable issued for Put option shares	0	11,704	0
Put option shares converted into common stock	0	760	0
Value of common shares issued for acquisitions	0	0	4,030

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share amounts)

	Common Stock		Additional paid-in capital	Retained earnings	Total stockholders' equity
	Shares	Amount			
Balance, December 31, 1998	6,687,873	$ 67	$ 24,093	$ 37,573	$ 61,733
Common stock options, warrants and stock purchase plan	116,617	1	1,000	0	1,001
Tax benefits related to employee stock warrant transactions	0	0	89	0	89
Common stock issued for acquisition	310,000	3	4,027	0	4,030
Net earnings	0	0	0	8,276	8,276
Balance, December 31, 1999	7,114,490	71	29,209	45,849	75,129
Put options converted into common stock	45,000	0	760	0	760
Common stock options, warrants, and stock purchase plan	18,465	1	125	0	126
Net earnings	0	0	0	4,673	4,673
Balance, December 31, 2000	7,177,955	72	30,094	50,522	80,688
Common stock options, warrants, and stock purchase plan	25,860	0	111	0	111
Net loss	0	0	0	(352)	(352)
Balance, December 31, 2001	7,203,815	$ 72	$ 30,205	$ 50,170	$ 80,447

See accompanying notes to consolidated financial statements

(1) Summary of Significant Accounting Policies and Nature of Business

Nature of Business Transport Corporation of America, Inc., (the "Company") is a truckload motor carrier engaged in the transportation of a variety of general commodities for customers principally in the United States and portions of Canada, pursuant to nationwide operating authority. Customer freight is transported by Company equipment and by independent contractors. Payments to Company drivers and independent contractors are primarily based upon miles driven.

Principles of Consolidation The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries, TA Logistics, Inc., Robert Hansen Trucking, Inc. ("RHT"), North Star Transport, Inc. ("North Star"), TCA of Ohio, Inc., and Transport International Express, Inc. ("TIE"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition Operating revenues are recognized when the freight to be transported has been loaded. The Company operates primarily in the short-to-medium length of haul category of the trucking industry; therefore, the Company's typical customer delivery is completed one day after pickup. Accordingly, this method of revenue recognition is not materially different from recognizing revenue based on completion of delivery. Amounts payable to independent contractors for purchased transportation, to Company drivers for wages and any other direct expenses are accrued when the related revenue is recognized.

Trade Accounts Receivable Trade accounts receivable at December 31, 2001 and 2000, are net of allowances for doubtful accounts of $470,000 and $276,000, respectively.

Revenue Equipment, Property and Other Equipment Revenue equipment, property and other equipment are recorded at cost. Depreciation, including amortization of capitalized leases, is computed using the straight-line basis over the estimated useful lives of the assets or the lease periods, whichever is shorter. At December 31, 2001, the Company had outstanding commitments of approximately $6.7 million for the purchase or lease of revenue equipment, which will be partially offset by anticipated proceeds from used equipment dispositions and trade-in amounts.

The estimated useful lives for new equipment when placed in service are as follows:

	Years
Tractors	4-6
Trailers	5-7
Building improvements	10-30
Buildings	30-40
Other equipment, including computers and furniture	3-8

Tires Tires placed on new equipment after December 31, 1996, are capitalized as part of revenue equipment and amortized over its estimated life. Tires placed on new equipment prior to December 31, 1996, are included in other assets (net) and are capitalized and recorded as prepaid tires and amortized over their estimated life. Replacement tires are expensed when placed in service.

Impairment of Long-Lived Assets Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes a single accounting model for the impairment or disposal of long-lived assets. The Company plans to adopt the provisions of SFAS No. 144 in the first quarter of 2002, as required. Management has not yet determined what impact, if any, that the adoption of SFAS No. 144 will have on the Company's results of operations or financial condition.

Goodwill Goodwill of $24.4 million at December 31, 2001, represents the excess of purchase price over fair value of net assets acquired, is being amortized on a straight-line basis over 25 years. Amortization expense charged to operations for 2001, 2000 and 1999 was $1,096,000, $1,090,000 and $1,035,000, respectively. The Company assesses the recoverability of the intangible assets in accordance with its Impairment of Long-Lived Assets policy.

In 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The Company will adopt SFAS No. 142 beginning January 1, 2002. The Company has not finalized its calculations, but currently expects that upon adoption, it will record an impairment charge of $24.4 million, the net book value of goodwill at December 31, 2001.

Operating Supplies Operating supplies representing repair parts, fuel and replacement tires for revenue equipment are recorded at cost.

Accounting Estimates The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimated Liability for Insurance Claims The Company maintains automobile, general, cargo and workers' compensation claim liability insurance coverages under both deductible and retrospective rating policies. In the month claims are reported, the Company estimates and establishes a liability for its share of ultimate settlements using all available information, coupled with the Company's history of such claims. Claim estimates are adjusted when additional information becomes available. The recorded expense depends upon actual loss experience and changes in estimates of settlement amounts for open claims that have not been fully resolved. However, final settlement of these claims could differ materially from the amounts the Company has accrued at year-end. The Company accrues for health insurance claims reported, as well as for claims incurred but not reported, based upon the Company's past experience.

Stock-Based Employee Compensation The Company follows the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based employee compensation plans. The Company has adopted the disclosure-only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation."

Income Taxes Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the amounts presented on the consolidated financial statements for the existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Earnings Per Share: Basic and Diluted Basic net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding during the year. The 310,000 shares of common stock that were issued at the time of the acquisition of RHT are considered outstanding effective May 1, 1999.

Diluted net earnings per share is computed by dividing net earnings by the weighted average number of potential common shares outstanding, assuming exercise of dilutive stock options. The potential common shares are computed using the treasury stock method based upon the average market price of the Company's stock during each period. Because the Company suffered a net loss for the year ended December 31, 2001, the effects of potential common shares were not included in the calculation as their effects would be anti-dilutive. Stock options outstanding at December 31, 2001, and excluded from the calculation totaled 492,018.

Diluted net earnings for 2000 and 1999 include the effect of 1.2 million common shares with a nondetachable Put option associated with the acquisition of North Star. The potential common shares for the Put have been calculated using the reverse treasury stock method and the average market price of the Company's stock for the period since the July 1, 1998, effective date. The remaining 1,155,000 common shares with the Put right were repurchased for $11.7 million of subordinated debt and $7.8 million in cash on December 28, 2000, and thus only affect dilutive shares through that date.

The reconciliation of basic and diluted weighted average shares of common stock outstanding are as follows:

	Years ended December 31,		
	2001	2000	1999
Average number of common shares outstanding	7,196,899	7,171,589	6,942,481
Average number of common shares outstanding, attributable to nondetachable Put	0	1,145,533	1,200,000
Average number of common shares outstanding, including nondetachable Put	7,196,899	8,317,122	8,142,481
Dilutive effect of outstanding stock options and warrants	0	12,139	29,461
Dilutive effect of nondetachable Put option	0	1,739,746	398,507
Average number of common and common equivalent shares outstanding	7,196,899	10,069,007	8,570,449

Fair Value of Financial Instruments The carrying value of the Company's financial assets, because of their short-term nature, approximate fair value. The fair value of the Company's revenue equipment debt, if recalculated based on current interest rates at December 31, 2001, would approximate $61.7 million, compared with a carrying value of $63.9 million. At December 31, 2000, the carrying value of the revenue equipment debt approximated fair value.

Statements of Cash Flows For purposes of the statements of cash flows, the Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents.

(2) Other Assets

Other assets at December 31, 2001, primarily include goodwill of $3.6 million (net of accumulated amortization of $0.3 million) from the acquisition of RHT and $20.8 million (net of accumulated amortization of $3.3 million) from the acquisition of North Star.

(3) Credit Facility and Long-Term Debt

The Company has a credit agreement for a secured credit facility with maximum combined borrowings and letters of credit of $40 million. Amounts actually available under the credit facility are limited by the Company's accounts receivable and unencumbered revenue equipment. At December 31, 2001, there were outstanding borrowings and letters of credit of $19.0 million and $2.1 million, respectively. Net of actual outstanding borrowings and letters of credit at December 31, 2001, the Company had available additional borrowings of $18.9 million. The credit agreement expires in October 2004. At December 31, 2001, the interest rate of outstanding borrowings was 4.4%.

The credit agreement contains certain financial covenants, which include maintenance of a minimum net worth, maintenance of a consolidated funded indebtedness to consolidated earnings before interest, taxes, depreciation, amortization and lease rental expenses, and maintenance of a minimum cash-flow coverage ratio. The Company was in compliance with these covenants at December 31, 2001.

The following is a summary of data relating to the credit facility:

	Years ended December 31,	
In thousands	2001	2000
Outstanding balance at year end	$ 19,000	$ 60,150
Average amount outstanding	45,450	85,569
Maximum amount outstanding	60,150	97,500
Weighted average interest rate during the year	7.10%	7.99%
Commitment fee on unused balances	0.400%	0.325%

Long-term debt consists of the following:

	December 31,	
In thousands	2001	2000
Notes payable to banks and other financial institutions with maturities through August 2006, secured by certain revenue equipment with interest rates ranging from 6.4% to 7.5%	$ 36,669	$ 15,407
Subordinated notes with maturities through December 2005 and interest rate of 8.0% (See note 5)	9,519	11,704
Secured credit facility	19,000	60,150
Total long-term debt	65,188	87,261
Less current maturities of long-term debt	14,111	18,670
Long-term debt, less current maturities	$ 51,077	$ 68,591

The aggregate annual maturities of long-term debt at December 31, 2001, are as follows:

In thousands	Amount
Years ended December 31,	
2002	$ 14,111
2003	11,695
2004	24,379
2005	14,091
2006	912
Total	$ 65,188

(4) Accrued Expenses

Accrued expenses are as follows:

	December 31,	
In thousands	2001	2000
Salaries and wages	$ 4,146	$ 3,207
Insurance, claims and damage	5,288	4,795
Workers compensation	1,161	924
Taxes	1,330	1,408
Interest	449	437
Other	2,121	1,756
Total	$ 14,495	$ 12,527

(5) Common Stock with Nondetachable Put

In 1998, as part of its acquisition of North Star, the Company issued 1.2 million shares of common stock with a nondetachable Put option (the "Put"). The Put gave the stockholder the right to sell some or all of the 1.2 million shares of the Company's common stock back to the Company at $16.89 per share payable in cash. The effect of the 1.2 million shares associated with the Put is included in the computations of both basic and diluted earnings per share for 2000 and 1999. Additionally, for dilutive earnings per share, the reverse treasury stock method is applied to the 1.2 million shares because the Company's average stock price was below the Put price of $16.89. The dilutive effect for 2000 and 1999 is $0.10 and $0.05 per share, respectively.

In January 2000, 45,000 shares of the common stock with the nondetachable Put option valued at $16.89 per share were converted to common stock.

In December 2000, the Company repurchased the remaining 1,155,000 common shares with the Put right for $11.7 million of subordinated debt and $7.8 million in cash.

In September 2001, the Company renegotiated the terms of the subordinated debt. Interest accrues on the unpaid balance effective October 1, 2001, through December 31, 2002, at an annual rate of 8%, the rate from January 1, 2003, through December 31, 2003, is 10%, and from January 1, 2004, through the maturity date of December 31, 2005, interest will accrue at 12%. The debt is payable through fixed quarterly payments and through quarterly variable payments based on actual earnings. In October 2001, proceeds of $1.4 million received from the sale of the Company's previous headquarters were used to reduce the outstanding debt as required by the agreement.

(6) Stockholders' Equity

Stockholder Rights Plan and Preferred Stock Distribution The Company has adopted a stockholder rights plan, which provides for a dividend of one Preferred Stock Purchase Right ("Right") for each outstanding share of the Company's common stock. The plan and dividend become operative in certain events involving the acquisition of 15% or more of the Company's voting stock by any person or group in a transaction not approved by the Board of Directors.

Each Right entitles the holder to purchase one two-hundredths of a share of Series A Junior Participating Preferred Stock for $60 upon the occurrence of certain specified events. Additionally, the Rights entitle the holder, upon the occurrence of certain specified events, to purchase common stock having a value of twice the exercise price of the Right; upon the occurrence of certain other specified events, to purchase from an entity acquiring at least 15% of the voting securities or voting power of the Company, common stock of the acquiring entity having twice the exercise price of the Right. The Rights may be redeemed by the Company at a price of $0.001 per Right. The Rights expire on February 25, 2007, and are not presently exercisable.

Employee Stock Purchase Plan In 2001, the Company adopted an Employee Stock Purchase Plan (the "2001 Plan"). The 2001 Plan replaced the Company's prior employee stock purchase plan adopted in 1996 (the "1996 Plan"). The provisions of the 1996 Plan are substantially the same as the 2001 Plan. The purpose of the 2001 Plan is to encourage employees to purchase shares of common stock in the Company, thereby providing a greater community of interest between the Company and its employees. There are 100,000 shares of the Company's common stock reserved for issuance under the 2001 Plan, which terminates on December 31, 2011.

The 2001 Plan permits employees to purchase shares of Common Stock of the Company at a price equal to the lesser of 85% of the market value of the Common Stock at the commencement or termination dates of each phase. Each year, during the term of the 2001 Plan, there are two six-month phases commencing on January 1 and July 1, respectively. Employees who have been employed for one year and who are regularly scheduled to work more than 20 hours per week and who are less than 5% owners are eligible to participate in the 2001 Plan via payroll deductions. Purchases are limited to 10% of a participant's base pay during the respective phase.

During 2001 and 2000, employees purchased 15,898 and 7,066 shares, respectively, at average prices of $3.71 and $7.38 per share, respectively, under the 2001 Plan and 1996 Plan, respectively.

TA Rewards Program The Company has an incentive program to reward employee drivers and independent contractor drivers who achieve certain performance and safety goals. Under this program, drivers are awarded points on a quarterly basis for achieving their safety and performance goals. Drivers may redeem these points for various rewards, including shares of the Company's common stock.

In 1998, the Board approved the TA Rewards Program – Stock Component ("TA Rewards"). TA Rewards provides for the issuance of up to 100,000 shares of the Company's common stock for driver redemptions of their TA Rewards points. During 2001 and 2000, 9,962 and 11,399 common shares, respectively, were issued under this program.

Stock Option Plans The Company has adopted two stock option plans that allow for the grant of options to officers and other key employees to purchase common shares at an exercise price not less than 100% of fair market value on the date of grant. Officers and other key employees of the Company who are responsible for, or contribute to, the management, growth and/or profitability of the business of the Company, as well as selected consultants under contract to the Company and nonemployee directors, are eligible to be granted awards.

These option plans allow for the grant of up to 725,000 shares. In July 2001, the Board approved an amendment to the 1995 Plan increasing the number of authorized shares by 325,000 subject to stockholder approval at the Company's Annual Meeting of Stockholders on May 28, 2002. Options generally vest in cumulative annual increments over periods from one to four years and expire five or 10 years from date of issuance.

At December 31, 2001, the exercise prices of outstanding options ranged from $4.66 to $18.00, with a weighted average contractual life of approximately 4.0 years.

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

		Outstanding options		Exercisable options	
Exercise price range	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
$ 0 - 5	4,000	3.9 years	$ 4.66	4,000	$ 4.66
5 - 10	432,018	4.2 years	5.70	111,127	6.05
10 - 15	44,000	2.5 years	13.05	34,670	12.99
15 - 20	12,000	1.4 years	18.00	12,000	18.00
	492,018			161,797	

Option transactions are summarized as follows:

	Shares			Weighted average exercise price		
	2001	2000	1999	2001	2000	1999
Options outstanding at beginning of year	300,340	132,677	193,197	$ 8.00	$ 12.44	$ 10.80
Granted	298,307	232,550	47,000	5.67	5.88	12.93
Canceled	(106,629)	(64,887)	(18,400)	7.72	9.50	11.27
Exercised	0	0	(89,120)	0.00	0.00	9.39
Options outstanding at end of year	492,018	300,340	132,677	$ 6.65	$ 8.00	$ 12.44
Options exercisable at end of year	161,797	99,959	76,011	$ 8.39	$ 10.67	$ 12.85

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized with respect to the Company's stock option plans or the Employee Stock Purchase Plan. Had compensation cost been determined on the basis of fair value pursuant to the provisions of SFAS No. 123, net earnings (loss) and net earnings (loss) per share would have been reduced to the pro forma amounts indicated below.

In thousands except share amounts	2001	2000	1999
Net earnings (loss)			
As reported	$ (352)	$ 4,673	$ 8,276
Pro forma	$ (593)	$ 4,438	$ 8,142
Net basic earnings (loss) per share			
As reported	$ (0.05)	$ 0.56	$ 1.02
Pro forma	$ (0.08)	$ 0.53	$ 1.00
Net diluted earnings (loss) per share			
As reported	$ (0.05)	$ 0.46	$ 0.97
Pro forma	$ (0.08)	$ 0.44	$ 0.95

The above pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999:

	2001	2000	1999
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	66.00%	103.00%	55.00%
Risk-free interest rate	5.00%	5.00%	5.40%
Expected lives	10 years	5 years	5 years

(7) **Employee Benefit Plans**

The Company has a savings retirement plan (the "Plan") for eligible employees under Section 401(k) of the Internal Revenue Code. The Plan allows employees to defer up to $11,000 of their compensation on a pretax basis. The Company may, at its discretion, match a portion of the employee deferrals. During 2001, 2000 and 1999, the Company contributed amounts equal to one-fourth of the employee deferrals, up to 1% of each participant's compensation. For participants who are employed as truck drivers with pay based on actual miles driven, the Company may also elect to contribute 1/2¢ and 1¢ per paid mile driven for drivers with over one and two years of service, respectively. On behalf of all employees, the Company contributed $798,000, $748,000 and $638,000 to the Plan in 2001, 2000 and 1999, respectively.

(8) Income Taxes

The provision (benefit) for income taxes consists of the following:

In thousands	Current	Deferred	Total
For the year ended December 31, 2001			
Federal	$ (1,879)	$ 1,913	$ 34
State	0	9	9
Total	$ (1,879)	$ 1,922	$ 43
For the year ended December 31, 2000			
Federal	$ 0	$ 2,390	$ 2,390
State	57	540	597
Total	$ 57	$ 2,930	$ 2,987
For the year ended December 31, 1999			
Federal	$ 133	$ 4,105	$ 4,238
State	190	863	1,053
Total	$ 323	$ 4,968	$ 5,291

The income tax expense differs from the "expected" tax expense as follows for the years ended December 31, 2001, 2000 and 1999:

In thousands	2001	2000	1999
Expected federal tax expense at statutory rates	$ (105)	$ 2,604	$ 4,748
Increases in taxes resulting from			
State income taxes, net of federal benefit	14	369	684
Expenses not deductible for tax purposes	162	153	157
Other	(28)	(139)	(298)
Actual tax expense	$ 43	$ 2,987	$ 5,291

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000, are presented below:

In thousands	2001	2000
Deferred tax assets		
Vacation accrual	$ 500	$ 733
Allowance for doubtful accounts	198	124
Net operating loss carryforward	2,746	3,827
Insurance, claims and damage reserves	2,660	2,294
Alternative minimum tax credit carryforward	1,700	3,559
Total deferred tax assets	7,804	10,537
Deferred tax liabilities		
Equipment, principally due to differences in depreciation and lease	39,042	40,117
Other	804	540
Total deferred tax liabilities	39,846	40,657
Net deferred tax liability	$ 32,042	$ 30,120

At December 31, 2001, the Company has net operating loss carryforwards for federal income tax purposes of approximately $7.1 million, which are available to offset future federal taxable income, if any, through 2019. The Company also has alternative minimum tax credit carryforwards of approximately $1.7 million, which are available to reduce future federal regular income taxes, if any, over an indefinite period.

In assessing its realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Based on management's scheduling of taxable temporary differences which generate sufficient taxable income in future periods to offset deductible temporary differences as of December 31, 2001, management believes that it is more likely than not the Company will realize the benefits of these temporary differences and therefore no valuation allowance is needed.

(9) **Major Customers**

Sales to the Company's five largest customers represented 40%, 43% and 45% of total revenues for 2001, 2000 and 1999, respectively. The Company's largest customer, Sears Roebuck & Co., represented approximately 12%, 13% and 15% of operating revenues in 2001, 2000 and 1999, respectively.

(10) Commitments

Capital Leases In December 2000, the Company entered into a sale-leaseback agreement. Under the arrangement, the Company sold 1,300 trailers and leased them back for periods ranging from 53 to 70 months. The leaseback was accounted for as a capital lease. No gain or loss was incurred as a result of the transaction.

The Company also entered into capital leases for revenue equipment in 2000. The lease agreements are for terms of 36 to 60 months and contain TRAC (terminal rental adjustment clause) provisions, which require the Company to guarantee a termination value as a percentage of the original cost of the leased equipment at the lease termination date.

Following is a summary of revenue equipment under capital leases:

	Years ended December 31,	
In thousands	2001	2000
Revenue Equipment	$ 32,047	$ 32,101
Less accumulated depreciation	(4,865)	(1,072)
	$ 27,182	$ 31,029

Operating Leases In 1999, the Company entered into a lease arrangement for its corporate office facility, which the Company occupied in 2000. This facility has been financed by a special purpose entity ("SPE") sponsored by a bank. The SPE is not consolidated in the Company's financial statements and the Company has accounted for this arrangement as an operating lease in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The lease provides for a five-year initial lease term with a one-year renewal option, subject to bank approval, and a $13 million purchase option at the end of the lease term. The Company has provided a residual value guarantee of up to $11.2 million, plus selling costs, if the Company does not exercise its purchase option and the property is sold for less than $13 million, the Asset Termination Value. If the Company determines that it is probable that the expected fair value of the property at the end of the lease term will be less than the Asset Termination Value, the Company will accrue the expected loss on a straight-line basis over the remaining lease term. Management does not believe it is probable that the fair market value of the property at the end of the lease term will be less than the Asset Termination Value.

Rental expense under facility operating leases was approximately $884,000 in 2001, $844,000 in 2000, and $407,000 in 1999.

Rental expense for revenue equipment operating leases was approximately $0 in 2001, $198,000 in 2000 and $2,522,000 in 1999.

Future minimum payments by year and in the aggregate, under the aforementioned capital and operating leases and other noncancellable operating leases with initial or remaining terms in excess of one year as of December 31, 2001, are as follows:

In thousands	Capital Leases	Operating Leases
Year ending December 31,		
2002	$ 5,976	$ 884
2003	7,223	884
2004	5,371	295
2005	8,960	0
2006	4,548	0
Total minimum lease payments	$ 32,078	$ 2,063
Less amount representing interest with imputed rates ranging from 6.5% to 7.5%	4,815	
Present value of net minimum lease payments	27,263	
Less current maturities	4,244	
Long term maturities	$ 23,019	

Guarantee of Indebtedness The Company has a program whereby experienced Company drivers can purchase their own truck. As part of the program, the driver agrees to make certain commitments to the Company and to purchase a vehicle meeting certain specifications established by the Company. In exchange, the Company facilitates the financing of the vehicle and may guarantee some or all of the loans made to drivers participating in the program.

To accommodate the financing for this program, the Company has entered into a loan, servicing and guaranty agreement with two banks. Under the terms of the agreement, the Company guarantees 100% of individual driver loans for one bank and 10% of the driver loans with the other bank. The Company has the right to repossess the vehicle in the event a driver defaults on the loan. There were 72 loans with outstanding balances totaling $1.8 million at December 31, 2001, and 78 loans with outstanding balances totaling approximately $3.0 million as of December 31, 2000. No loans were in default. The Company guaranteed $0.4 and $1.1 million of the outstanding balances as of December 31, 2001 and 2000, respectively.

(11) **Acquisition of Robert Hansen Trucking, Inc.**

On May 1, 1999, the Company issued 350,000 shares (valued at $13.00 per share) of its common stock as a portion of the purchase price to acquire Robert Hansen Trucking, Inc. ("RHT"). The Company subsequently retired 40,000 of these shares as part of the final purchase price adjustment. The purchase price consisted of $2.7 million in cash and the 310,000 net shares of the Company's common stock, for a total purchase price of $6.7 million.

The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of RHT have been included in the Company's consolidated financial statements since the date of acquisition. The total purchase price for the acquisition has been allocated to tangible and intangible assets and liabilities based upon management's estimates of their fair value on the acquisition date. The $3.9 million excess of purchase price over fair value of net assets acquired has been recorded as goodwill with amortization on a straight-line basis over 25 years.

The following unaudited pro forma combined historical results are based on available information and certain assumptions, which management believes are reasonable and appropriate to give effect to the RHT acquisition as if the transaction occurred at the beginning of fiscal 1999. No adjustments have been made to the historical results to reflect anticipated improvements that may be realized in the future. Accordingly, the pro forma information may not be indicative of actual results of operations that would have been obtained, or that may be realized in the future, if the acquisition had occurred on January 1, 1999.

In thousands, except per share amounts	1999
Operating revenues	$ 295,074
Net earnings	$ 7,965
Net earnings per share	
Basic	$ 0.97
Diluted	$ 0.92

(12) **Quarterly Financial Data (Unaudited)**

Summarized quarterly financial data for 2001, 2000 and 1999:

In thousands except share amounts	Quarter			
2001	First	Second	Third	Fourth
Operating revenues	$ 66,107	$ 69,395	$ 70,333	$ 68,754
Operating income	756	2,384	2,608	1,215
Net earnings (loss)	$ (752)	$ 376	$ 478	$ (454)
Net earnings (loss) per common share				
Basic	$ (0.10)	$ 0.05	$ 0.07	$ (0.06)
Diluted	$ (0.10)	$ 0.05	$ 0.07	$ (0.06)

	Quarter			
2000	First	Second	Third	Fourth
Operating revenues	$ 72,200	$ 73,431	$ 73,549	$ 71,431
Operating income	3,665	4,211	5,083	3,537
Net earnings	$ 914	$ 1,263	$ 1,647	$ 849
Net earnings per common share				
Basic	$ 0.11	$ 0.15	$ 0.20	$ 0.10
Diluted	$ 0.10	$ 0.12	$ 0.17	$ 0.08

	Quarter			
1999	First	Second	Third	Fourth*
Operating revenues	$ 67,145	$ 75,034	$ 70,722	$ 72,684
Operating income	4,979	8,402	6,366	1,324
Net earnings (loss)	$ 2,079	$ 3,959	$ 2,644	$ (406)
Net earnings (loss) per common share				
Basic	$ 0.26	$ 0.49	$ 0.32	$ (0.05)
Diluted	$ 0.25	$ 0.46	$ 0.31	$ (0.05)

* Includes $2.7 million pretax special bad debt provision due to increased exposure risk in the fourth quarter of 1999.

(13) Related Party Transactions

During fiscal 2001, 2000 and 1999, the Company paid MicroMation, Inc. $46,980, $151,710 and $469,357, respectively, for information technology services, primarily for the development of the Company's Web site and document imaging systems. Robert J. Meyers, the Company's President and Chief Executive Officer until November 12, 2001, is a founder, former executive officer and current stockholder of MicroMation, Inc.

During fiscal 2001, 2000 and 1999, the Company paid Carter Brothers Trucking $63,541, $124,749 and $0, respectively, for services rendered as an independent master contractor. Carter Brothers Trucking is owned by the brother of David L. Carter, the Company's Vice President of Risk Management. The rates paid were determined on an arms-length basis and are the same as those paid to the Company's other independent contractors.

During fiscal 2001, the Company paid Cherry Tree Development, LLC, an affiliate of Cherry Tree Companies, $26,112 for consulting services. Anton J. Christianson, a Company Director, is the Chairman and Co-Founder of Cherry Tree Companies.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Transport Corporation of America, Inc.:

We have audited the accompanying consolidated balance sheets of Transport Corporation of America, Inc., and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transport Corporation of America, Inc., and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Minneapolis, Minnesota
February 6, 2002

SELECTED FINANCIAL DATA

(In thousands, except per share and operating data)

	December 31, 2001	2000	1999	1998	1997
Statement of Operations Data					
Operating revenues	$ 274,589	$ 290,611	$ 285,585	$ 245,913	$ 186,392
Operating expenses					
Salaries, wages and benefits	82,337	83,868	79,938	67,937	53,166
Fuel, maintenance and other expenses	40,657	42,725	33,174	27,938	25,028
Purchased transportation	86,791	91,724	96,263	81,983	55,614
Revenue equipment leases	86	232	2,543	3,731	4,893
Depreciation and amortization	30,039	29,237	25,715	19,348	15,494
Insurance, claims and damage	9,989	8,051	7,270	6,816	5,620
Taxes and licenses	5,222	4,989	5,249	4,016	3,248
Communications	2,718	3,336	3,307	2,869	2,072
Other general and administrative expenses	9,469	10,665	11,849	9,310	6,410
(Gain) loss on sale of property and equipment	318	(712)	(794)	(503)	(1,336)
Total operating expenses	267,626	274,115	264,514	223,445	170,209
Operating income	6,963	16,496	21,071	22,468	16,183
Interest expense, net	7,272	8,836	7,504	4,999	3,242
Earnings (loss) before income taxes	(309)	7,660	13,567	17,469	12,941
Provision for income taxes	43	2,987	5,291	6,813	5,190
Net earnings (loss)	$ (352)	$ 4,673	$ 8,276	$ 10,656	$ 7,751
Net earnings (loss) per share - basic	$ (0.05)	$ 0.56	$ 1.02	$ 1.46	$ 1.18
Net earnings (loss) per share - diluted	$ (0.05)	$ 0.46	$ 0.97	$ 1.42	$ 1.15
Weighted average shares outstanding	7,197	8,317	8,142	7,300	6,568
Weighted average shares outstanding, assuming dilution	7,197	10,069	8,570	7,521	6,734
Pretax margin	(0.1%)	2.6%	4.8%	7.1%	6.9%
Operating Data (company transported)					
Tractors (at end of period)					
Company	1,266	1,261	1,236	1,078	891
Independent contractor	724	743	811	922	448
Total	1,990	2,004	2,047	2,000	1,339
Trailers (at end of period)	5,890	6,010	6,119	5,387	3,723
Average revenues per tractor per week (1)	$ 2,568	$ 2,633	$ 2,678	$ 2,799	$ 2,829
Average revenues per mile (1)	$ 1.27	$ 1.27	$ 1.27	$ 1.28	$ 1.28
Average empty mile percentage	12.7%	12.2%	12.1%	10.8%	11.0%
Average length of haul, miles	685	682	712	674	629
Average annual revenues per nondriver employee	$ 555,400	$ 549,100	$ 561,800	$ 591,000	$ 544,300
Balance Sheet Data (at end of period)					
Total assets	$ 231,396	$ 256,656	$ 272,141	$ 224,552	$ 147,528
Long-term debt, net of current maturities	74,096	95,885	106,106	79,531	44,618
Common stock with nondetachable Put	0	0	20,268	20,268	0
Stockholders' equity	80,447	80,688	75,129	61,733	50,807

(1) Excluding fuel-surcharge revenue

CORPORATE INFORMATION

Corporate Headquarters
Transport Corporation of America, Inc.
1715 Yankee Doodle Road
Eagan, Minnesota 55121
(651) 686-2500

Board of Directors
Michael J. Paxton - Director
President and Chief Executive Officer
Transport Corporation of America, Inc.

William D. Slattery - Chairman of the Board
President
Shamrock Business Group, Inc.
Minneapolis, Minnesota

Anton J. Christianson - Director
Chairman and Co-Founder
Cherry Tree Companies
Minneapolis, Minnesota

Kenneth J. Roering - Director
Professor of Marketing
Carlson School of Management,
University of Minnesota
Minneapolis, Minnesota

William P. Murnane - Director
President and Chief Executive Officer
Innovex, Inc.
Minneapolis, Minnesota

Independent Auditors
KPMG L.L.P.
Minneapolis, Minnesota

Corporate Counsel
Robins, Kaplan, Miller & Ciresi L.L.P.
Minneapolis, Minnesota

Transfer Agent
Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange
P.O. Box 738
South St. Paul, Minnesota 55075
(800) 468-9716

Corporate Officers
Michael J. Paxton
President and Chief Executive Officer

Keith R. Klein
Chief Financial Officer and
Chief Information Officer

David L. Carter
Vice President of Risk Management

Larry E. Johnson
Vice President of Marketing

Jeffrey P. Vandercook
Vice President of Operations

Robert C. Stone
Vice President of Fleet Services

Common Stock Information

Price Range of Common Stock The Company's Common Stock is traded on the Nasdaq National Market under the symbol TCAM. The following table sets forth the high and low closing prices for the Company's Common Stock, as reported by Nasdaq, for the periods indicated:

Period	High	Low
2001		
1st Quarter	$ 5.500	$ 4.375
2nd Quarter	6.600	5.250
3rd Quarter	7.200	5.000
4th Quarter	6.890	5.000
2000		
1st Quarter	$ 16.938	$ 4.895
2nd Quarter	7.250	5.250
3rd Quarter	9.000	5.125
4th Quarter	6.188	3.938

Stockholders As of March 22, 2002, the Company had 462 stockholders of record, including Depository Trust Company, which held of record 7,000,920 shares.

Dividends The Company has never paid any cash dividends on its Common Stock and does not intend to pay cash dividends for the foreseeable future. Any future decision as to the payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial position, cash requirements, certain corporate law restrictions, restrictions under loan agreements and such other factors as the Board of Directors deems relevant.

Investor Information
For a change of name, address, or to replace lost stock certificates, contact Transport America's transfer agent.

Securities analysts and investors may contact Keith R. Klein, Chief Financial Officer, for additional information about the Company.

Form 10-K
A copy of the Transport Corporation of America, Inc. Annual Report on form 10-K as filed with the Securities and Exchange Commission will be sent to any stockholder, without charge, upon written request to Keith R. Klein, Chief Financial Officer, Transport America, 1715 Yankee Doodle Road, Eagan, Minnesota 55121.

Transport Corporation of America, Inc.

1715 Yankee Doodle Road
Eagan, Minnesota 55121

www.transportamerica.com



LTD TOO
87

The Evolution of TOO

Too, Inc. Annual Report 2001